March 10, 2015

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	XBiotech Inc.

Registration Statement on Form S-1

Filed February 2, 2015

File No. 333-201813

Dear Mr. Riedler:

On behalf of XBiotech Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) received by letter dated February 12, 2015 relating to the Company’s Registration Statement on Form S-1 submitted to the SEC on February 2, 2015.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which reflects the Company’s responses to the comments received by the Staff and certain updated information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1, as applicable. We have also responded to question number 7 of your letter dated January 8, 2015.

General

1.	In your response you advised us that your offering as currently contemplated will proceed on a best-efforts, all-or-none basis rather than on a firm commitment basis. Accordingly, we assume that the registrant will both commence the offering and begin to accept executed subscription agreements and the funds necessary to purchase subscribed shares at a fixed price after the registration statement is declared effective. We also assume and that the offering will continue for a period of time until the offering is fully subscribed or it ends in accordance with its terms. We are also assuming that the registrant will not circulate a red-herring prospectus but will price the offering at the time of effectiveness. If that is how you plan to proceed please amend your registration statement as follows.

•	Please remove references throughout the prospectus to an offering price range.

•	Please amend your prospectus cover page and elsewhere in the prospectus to provide a placeholder for a fixed offering price and remove references to any initial offering price or a changing offering price throughout the prospectus.

•	Indicate on the prospectus cover page and wherever else appropriate, the termination date of the offering after which the funds received will be returned to subscribers if the underwriter does not sell the entire amount offered.

•	Please file your subscription agreement as soon as possible and your escrow agreement to be entered into with a bank as exhibits to the registration statement. Please note we may have additional comments after we examine your subscription agreement.

The Company respectfully advises the Staff that the offering methodology for the offering is not consistent with that described in the Staff’s comment. The best efforts process that the underwriters will follow in the offering is substantially identical to that for a firm commitment offering, as indicated below. The offering will not remain “open” for a significant period of time and indications of interest or “subscriptions” will not be obtained over a period of time. We set out below a summary of the offering process in order to facilitate the Staff’s review of the Amendment. The process is substantially similar to the process that would be employed were the offering to be completed as a firm commitment underwritten offering.

Offering Process Summary

Indications of interest

Once an IPO price range or an indicative IPO price is identified in a preliminary prospectus, W.R. Hambrecht + Co., LLC (and co-managers) (collectively, “WRH”) will begin taking indications of interest from accounts online on the website that WRH will establish for the offering. These are referred to as “bids.”

The underwriters will conduct traditional roadshow meetings as well.

Reconfirmation of Bids

WRH will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus;

•	there has been a decrease in the price range below the previously disclosed price range or an increase in the price range of more than 20% above the previously disclosed price range; or

•	if it is determined that the initial public offering price will be below the stated price range or that there will be an increase in the price of more than 20% above the stated price range.

Process to reconfirm bids:

If a reconfirmation of bids is required, WRH will:

•	Send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid, notifying them that they must reconfirm their bids by contacting WRH or participating dealers with which they have their brokerage accounts.

Bidders will have a minimum of four hours to reconfirm their bids from the time they receive the notice requesting reconfirmation.

Bidders will have the ability to modify or reconfirm their bids at any time until pricing. If bidders do not reconfirm their bids before pricing (which will be no sooner than four hours after the request for reconfirmation is sent), WRH will disregard their bids, and they will be deemed to have been withdrawn.

Pricing/Trade Date:

WRH will have indications/bids prior to the registration statement having been declared effective and will not advise the issuer to seek effectiveness of the registration statement until it has received indications in excess of the “minimum” amount of the offering (the “Minimum Amount”).

Once WRH has indications of interest in excess of the Minimum Amount, WRH will advise the issuer to proceed to seek effectiveness of the registration statement.

The transaction will be priced after close of market, on the date on which the Registration Statement has been declared effective.

On such date, the underwriters, led by WRH, will execute the Underwriting Agreement with the issuer as well as the Escrow Agreement with the issuer and the Escrow Agent (the Escrow Agent will establish an account for the proceeds at a national bank).

The underwriters will confirm allocations to client accounts.

Trade Date + 1:

The Issuer’s common stock will commence trading on the morning following pricing, subject to notice of issuance.

Escrow Account: The Escrow Agent will open the Escrow Account for investors to wire their funds for closing.

Trade Date + 1 to Trade Date + 3:

In the days leading up to closing, the Issuer and the Escrow Agent will monitor the Escrow Account for funds wired for closing.

Trade Date + 4 (Traditional T+4 Closing):

On the morning of closing, the underwriters and the issuer will confirm that the Escrow Agent has received the requisite funds for the Minimum Amount into the Escrow Account.

To the extent that the funds for the Minimum Amount have not been received, the underwriters may either:

(1) advance funds on behalf of customers on an intraday basis, or

(2) allocate to accounts that had expressed interest above their allocations and that have accounts with funds on hand that can be debited.

This will permit the offering to close on the Minimum Amount.

A traditional closing call will be held through DTC. The transaction will settle regular way through DTC with securities being released to the underwriters for further delivery to customer accounts.

In order to dispel any concern on the part of the Staff that the offering can remain open indefinitely, we have revised the prospectus cover page and the Plan of Distribution section.

We note that the process outlined above is a process with which the SEC Staff is familiar, which has been employed in prior offerings and which has been the subject of discussions with representatives of the Chief Counsel’s Office going back to 2007.

Prospectus Summary

Our Business, pages 1-2

2.	We note your response to our prior comment 2 and reissue the comment in part. Please disclose in the prospectus summary whether the intellectual property relating to both the composition of matter and methods of use of your “True Human” monoclonal antibodies were licensed or developed in-house. Please also clarify the extent to which the proprietary technology underlying your discovery platform and manufacturing systems were licensed or developed in-house.

Response:

The Company advises the Staff that it has revised the disclosure in the Prospectus Summary to address the Staff’s comment. All intellectual property relating to both composition of matter and methods of use of the True Human monoclonal antibodies were licensed or developed in-house. The Company’s antibody manufacturing system utilizes a proprietary cell antibody expression platform licensed from Lonza Sales AG. The other components of the Company’s manufacturing systems - some proprietary, some non-proprietary -were all developed in-house.

Risk Factors

Even an Effective Ebola Drug Might Not be Commercially Successful, page 18

3.	In this risk factor, you mention certain promises made by the Company in connection with the Ebola blood sample the Company received. In order to place this risk in the appropriate context, please expand your disclosure regarding these promises. The disclosure should include, but need not be limited to, the nature of the promises, when they were made, who they were made to and the reason for making them.

Response:

The Company has revised its disclosure on page 18 to address the Staff’s comment.

Business

Non-Small-Cell Lung Cancer (NSCLC), page 53

4.	We note your response to our prior comment 13. Please disclose that you have filed an IND application for this specific indication.

Response:

The Company has revised the Registration Statement to disclose that it filed an IND application for the NSCLC indication.

Acne, page 58

5.	On page 58 you state, “The acne study was a single-arm, multicenter study conducted in the United States under.” Please revise this incomplete sentence.

Response:

The Company has revised the Registration Statement to delete the incomplete sentence.

Intellectual Property, page 59

6.	Please file the license agreement with STROX Biopharmaceuticals, LLC as an exhibit, or, in the alternative, please provide us with a reasonably detailed analysis supporting your conclusion that it need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company advises the Staff that its license agreement with STROX Biopharmaceuticals (“Licensee”) is not a material agreement as described in Item 601(b)(1) of Regulation S-K as of the current date. As described in footnote 11 to the Company’s financial statements for the quarter ended September 30, 2014, the Company purchased the Licensee in March 2014 for an aggregate purchase price of $30,000 and 50,000 options, which were expensed immediately as research and development costs as the license acquired is to be used for a specific research and development project and has no current commercially viable alternative future use. At such time when the Company begins to use the patents for commercially viable purpose and records revenues that are subject to royalties owed to the Licensee, the Company will record such royalties as cost of revenues in the period in which the related revenue is recorded and will file the license agreement with the Licensee as an exhibit to its SEC filings.

Other Commercial Agreements, page 60

7.	In your disclosure, please identify the Swiss company from whom you license your patent relating to the antibody manufacturing process. Please also disclose the applicable royalty rate.

Response:

The Company has revised its disclosure to identify the Swiss company, Lonza Sales AG (“Lonza”), from which it licenses a proprietary system for the antibody manufacturing process. The Company filed a confidential treatment request with the Division of Corporation and Finance on February 11, 2015 to request confidential treatment of the royalty rates paid to Lonza pursuant to the License Agreement.

Executive Compensation, page 75

8.	We note your response to prior comment 22, including your conclusion that Mr. Simard is the only executive officer of the Company pursuant to Exchange Act Rule 3b-7. However, the definition of “executive officer” in Exchange Act Rule 3b-7 explicitly includes “any vice president of the registrant in charge of a principal business unit, division, or function (such as sales, administration or finance).” Given that a number of your “significant employees”, as disclosed on page 67, include vice-presidents that appear to be in charge of business units, it is not clear how you reached this determination. Please revise your disclosure accordingly. Alternatively, if you do not believe that your significant employees’ duties and responsibilities rise to the level of being in charge of a division or function of the Company, please provide a reasonably detailed analysis in support of your determination.

Response:

The Company advises that it has revised the executive compensation tables to disclose the compensation payable to Mr. Simard and two other executive officers, as required by Item 402 of Regulation SK.

9. We note your response to our prior comment 23. Please revise your disclosure to clarify the increase in Mr. Simard’s annual base salary as of January 1, 2014. Additionally, please update the executive compensation section to reflect the most recently completed fiscal year.

Response:

The Company advises that it has revised the executive compensation section to disclose that the Board approved an increase to Mr. Simard’s annual base salary, effective as of January 1, 2014. The Company has updated the executive compensation tables to list executive compensation received by its executive officers in fiscal 2014.

Item 15, page II-4

10. You indicate that you sold your common stock to 59 investors since July 2014, and these sales were exempt from registration under Section 4(a)(2) of the Securities Act. Please briefly explain the facts relied upon to make the exemption available.

Response:

The Company has revised the disclosure in Item 15 to indicate that the shares were sold in two separate private offerings. In the first offering, which was conducted from July through November 18, 2014, the Company sold an aggregate of 601,000 shares of its common stock to 19 accredited investors at a price of $15.00 per share for total proceeds of approximately $9.0 million. Each share had one warrant attached, which would be exercisable for 180 days into a single common share at a price of $15.00 per share. In the second offering, which conducted from November 24, 2014 through December 2014, the Company sold 3 million shares of its common stock to 43 accredited investors at a price of $15 per share for total proceeds of approximately $44.8 million.

Section 4(a)(2) of the Securities Act exempts from registration “transactions by an issuer not involving any public offering.” To qualify for this exemption, the purchasers of the securities must: (i) either have enough knowledge and experience in finance and business matters to be “sophisticated investors” (able to evaluate the risks and merits of the investment), or be able to bear the investment’s economic risk; (ii) have access to the type of information normally provided in a prospectus for a registered securities offering; and (iii) agree not to resell or distribute the securities to the public. The sales of stock sold to the 59 investors since July 2014 meet the Section 4(a)(2) private offering exemption requirements.

(1) In the subscription agreement, each investor represented that he, she or it was an accredited or sophisticated investor and had knowledge, skill and experience in business, financial and investment matters so that the investor is capable of evaluating the merits and risks of an investment in the Shares. In fact, many of the investors had invested in the Company in a prior offering. (2) Each of the investors was furnished with a private placement memorandum which contained the information normally provided in a prospectus for a registered securities offering and had the opportunity to ask management questions about the Company and the offering. (3) Each of the investors represented their intentions to acquire the securities for investment only and not with a view to resale or distribution of the securities. Furthermore, the Company placed legends on the securities representing the restrictions on transfer. Finally, the Company did not use any general solicitation or selling efforts to sell the securities to the investors.

Following are the responses to the question number 7 of your letter dated January 8, 2015.

7. Critical Accounting Policies

Stock-Based Compensation, page 38

We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and that fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

In mid-2013, the Company’s available cash resources were nearly exhausted. In this context, the Company approached various accredited investors to garner interest in the purchase of its common stock. Based upon full disclosure of the Company’s cash position, feedback from interested accredited investors indicated to the Board of Directors of the Company that the fair value of the Company’s common stock was $10 per share, including the attachment of a short term warrant at the same price. The board subsequently authorized the Company to sell additional shares of common stock under these terms. In August 2013, the Company issued approximately 1.2 million common stock units at $10 per unit with each unit consisting of one share of common stock and a warrant to purchase one additional share of common stock at $10 per share within six months. In January 2014, substantially all of the warrants were exercised.

In late 2014, with a strengthened balance sheet, the Company again sought accredited investors who were interested in purchasing shares of its common stock. Since the previous funding, the company had also launched its Phase III registration study for an oncology therapy in Europe. Based upon feedback from interested investors, the Board of Directors of the Company determined that the fair value of the Company’s common stock was $15 per share and authorized the Company to sell additional shares of common stock at such a price.

In the period from July to December 2014 the Company sold approximately 3.5 million shares of common stock for $15 per share. The increase in fair value of the Company’s common stock from August 2013 to December 2014 was primarily due to strengthened cash position and launch of a European pivotal Phase III clinical study in oncology with an expected completion in 2015. As well there was an increase in general market interest in biotechnology companies. From January 2014 to December 2014 the Nasdaq biotechnology index increased by more than 35%.

The Company intends to offer shares of its common stock in its initial public offering (“IPO”) at $18-20 per share. The increase in fair value of the Company’s common stock from $15 per share in December 2014 to the intended IPO price of $18-20 per share in March 2015 is due to several factors: (1) the shares sold in the IPO will be marketable and readily tradable, whereas the shares sold in December 2014 were restricted and not marketable; (2) the Company has a relatively strong cash position in the first quarter 2015, which reduces execution risk and is a sign of strength that is generally favorably viewed by investors; (3) excellent progress has been achieved since December 2014 with the European phase III oncology program, including strong enrollment and launch of sites in multiple countries such as Bulgaria, England, France, and Germany; (4) the Phase III oncology study was successfully re-launched in February 2015 in the

United States under a new clinical protocol, promising faster enrollment and trial completion in 2016; (5) since the December 2014 offering, an IND has been filed for a potential blockbuster product for the treatment of serious S. aureus infections; and (6) the S. aureus program and commencement of discovery for an Ebola therapy this year, the latter based on securing one of only a few Ebola convalescent patients in the US, is demonstrating the company’s unique drug development capability in a vast new area of infectious disease therapeutics. Taking these and other factors into consideration, we anticipate a substantial increase in market valuation of XBiotech securities and anticipate demand in a range of $18-20 per share in an IPO if it were to be priced in the latter part of the first quarter 2015.

The Board of Directors of the Company believes the sale of common stock by the Company to new unrelated investors in 2013 and 2014 represents an observable price since the equity securities in the transaction are the same securities as those for which the fair value determination is being made, and the transaction is a current transaction between willing parties, that is, other than in a forced or liquidation sale and other than under terms or conditions arising from a previous transaction. Pursuant to the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, privately held enterprises may sometimes engage in arm’s-length cash transactions with unrelated parties for issuances of their equity securities, and the cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price.

Following are the responses to the question number 7 of your letter dated January 8, 2015.

7. Critical Accounting Policies

Stock-Based Compensation, page 38

We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and that fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

In mid-2013, the Company’s available cash resources were nearly exhausted. In this context, the Company approached various accredited investors to garner interest in the purchase of its common stock. Based upon full disclosure of the Company’s cash position, feedback from interested accredited investors indicated to the Board of Directors of the Company that the fair value of the Company’s common stock was $10 per share, including the attachment of a short term warrant at the same price. The board subsequently authorized the Company to sell additional shares of common stock under these terms. In August 2013, the Company issued approximately 1.2 million common stock units at $10 per unit with each unit consisting of one share of common stock and a warrant to purchase one additional share of common stock at $10 per share within six months. In January 2014, substantially all of the warrants were exercised.

In late 2014, with a strengthened balance sheet, the Company again sought accredited investors who were interested in purchasing shares of its common stock. Since the previous funding, the company had also launched its Phase III registration study for an oncology therapy in Europe. Based upon feedback from interested investors, the Board of Directors of the Company determined that the fair value of the Company’s common stock was $15 per share and authorized the Company to sell additional shares of common stock at such a price.

In the period from July to December 2014 the Company sold approximately 3.5 million shares of common stock for $15 per share. The increase in fair value of the Company’s common stock from August 2013 to December 2014 was primarily due to strengthened cash position and launch of a European pivotal Phase III clinical study in oncology with an expected completion in 2015. As well there was an increase in general market interest in biotechnology companies. From January 2014 to December 2014 the Nasdaq biotechnology index increased by more than 35%.

The Company intends to offer shares of its common stock in its initial public offering (“IPO”) at $18-20 per share. The increase in fair value of the Company’s common stock from $15 per share in December 2014 to the intended IPO price of $18-20 per share in March 2015 is due to several factors: (1) the shares sold in the IPO will be marketable and readily tradable, whereas the shares sold in December 2014 were restricted and not marketable; (2) the Company has a relatively strong cash position in the first quarter 2015, which reduces execution risk and is a sign of strength that is generally favorably viewed by investors; (3) excellent progress has been achieved since December 2014 with the European phase III oncology program, including strong enrollment and launch of sites in multiple countries such as Bulgaria, England, France, and Germany; (4) the Phase III oncology study was successfully re-launched in February 2015 in the United States under a new clinical protocol, promising faster enrollment and trial completion in 2016; (5) since the December 2014 offering, an IND has been filed for a potential blockbuster product for the treatment of serious S. aureus infections; and (6) the S. aureus program and commencement of discovery for an Ebola therapy this year, the latter based on securing one of only a few Ebola convalescent patients in the US, is demonstrating the company’s unique drug development capability in a vast new area of infectious disease therapeutics. Taking these and other factors into consideration, we anticipate a substantial increase in market valuation of XBiotech securities and anticipate demand in a range of $18-20 per share in an IPO if it were to be priced in the latter part of the first quarter 2015.

The Board of Directors of the Company believes the sale of common stock by the Company to new unrelated investors in 2013 and 2014 represents an observable price since the equity securities in the transaction are the same securities as those for which the fair value determination is being made, and the transaction is a current transaction between willing parties, that is, other than in a forced or liquidation sale and other than under terms or conditions arising from a previous transaction. Pursuant to the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, privately held enterprises may sometimes engage in arm’s-length cash transactions with unrelated parties for issuances of their equity securities, and the cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price.

* * * * * *

Please direct your questions or comments regarding the Company’s responses to the undersigned at (239) 434-4905 or laura.holm@quarles.com. Thank you for your assistance.

Sincerely,

Quarles & Brady LLP

/s/ Laura M. Holm

Laura M. Holm

Enclosures

cc (w/encl.)	John Simard, Chief Executive Officer
XBiotech Inc.

James R. Tanenbaum, Esq.
Morrison & Foerster LLP